PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-133007
Dated March 28, 2008

Autocallable Optimization Securities with Contingent Protection
Linked to the S&P 500®  Financials Index

Tactical Strategies for Flat or Bullish Markets
HSBC USA Inc. $16,413,300 Notes linked to the S&P 500® Financials Index due September 30, 2009

Investment Description

These Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Financials Index are notes issued by HSBC USA Inc, which we refer to as the “notes”. The notes are designed for investors who want to express a bullish view of the U.S. financial services sector through an investment linked to the S&P 500® Financials Index (the “index”). If the official closing level of the index on any quarterly observation date is at or above the index starting level, the notes will be called for an annualized return of 27.20%. If the notes are not called, at maturity you will receive your principal, unless the index closes below the trigger level on any scheduled trading day during the observation period, in which case you will receive a payment equal to the principal amount of your notes reduced by a percentage equal to the absolute value of the index return. Investing in the notes involves significant risks. Investors must be willing to risk losing up to 100% of their investment.

Features

❑
Positive Call Return in Flat or Bullish Scenarios: If the official closing level of the index on any observation date is at or above the index starting level, the notes will be called and you will receive a positive return on your investment.

❑
Contingent Principal Protection: If the notes are not called, at maturity the contingent principal protection feature protects your principal if the official closing level of the index is not below the trigger level on any scheduled trading day during the observation period. If the index return is negative and the official closing level of the index is below the trigger level on any scheduled trading day during the observation period, your notes will be fully exposed to any decline in the index on the final valuation date, and you could lose some or all of your principal amount.

❑
Express a Bullish View of the U.S. Financial Services Sector: The notes are linked to the index, which as of March 26, 2008 consisted of 92 companies involved in the U.S. financial services sector and is designed to represent the sector’s diverse sub-sectors, such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs.

Key Dates

Trade Date	March 26, 2008
Settlement Date	March 31, 2008
Final Valuation Date	September 25, 2009
Maturity Date	September 30, 2009

Security Offerings

We are offering the notes, which are linked to the performance of the index. The notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about HSBC USA Inc. and the Notes” on page 2. The notes offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See “Key Risks” on page 6 of this and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the notes and the index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The notes will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 11 for distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.15	$9.85
Total	$16,413,300.00	$246,199.50	$16,167,100.50

CALCULATION OF REGISTRATION FEE
TITLE OF CLASS OF SECURITIES OFFERED	MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE (1)
Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Financials Index	$16,413,300.00	$645.04
(1) Calculated in accordance with Rule 457(r) of the securities act of 1933, as amended.

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Notes

This pricing supplement relates to one note offering linked to the index identified on the cover page. The index described in this pricing supplement is a reference asset as defined in the prospectus supplement, and these notes being offered are notes for purposes of the prospectus supplement. The purchaser of a note will acquire an investment instrument linked to the index. Although the note offering relates to the index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 8 of this pricing supplement and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated October 12, 2007:

www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

♦	Prospectus addendum dated December 12, 2007:

www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

♦	Prospectus dated April 5, 2006:

www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated October 12, 2007, references to the “prospectus addendum” mean the prospectus addendum dated December 12, 2007 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The notes may be suitable for you if:

♦    You believe the index will not close below the trigger level on any scheduled trading day during the observation period.

♦    You believe the index will close at or above the index starting level on an observation date, including the final valuation date.

♦    You are willing to hold notes that will be called on any observation date on which the index closes at or above the index starting level, or you are otherwise willing to hold the notes to maturity.

♦    You believe the index will remain stable for the term of the notes and will close at or above the index starting level on the final valuation date.

♦    You are willing to make an investment whose return is limited to the pre-specified return on call date, a return based upon an annualized return of 27.20%.

♦    You are willing to expose your principal to the full downside performance of the index if the official closing level of the index is below the trigger level on any scheduled trading day during the observation period.

♦    You do not seek current income from this investment.

♦    You do not seek an investment for which there is an active secondary market.

The notes may not be suitable for you if:

♦    You believe the index will close below the trigger level on at least one scheduled trading day during the observation period and that at maturity the index return will be less than zero.

♦    You believe stock prices of companies involved in the U.S. financial services sector will decrease during the observation period.

♦    You seek an investment that is 100% principal protected.

♦    You are not willing to make an investment in which you could lose up to 100% of your principal amount.

♦    You seek an investment whose return is not limited to the pre-specified return on call date, a total return based upon an annualized return of 27.20%.

♦    You seek an investment for which there will be an active secondary market.

♦    You are unable or unwilling to hold notes that will be called on any observation date on which the index closes at or above the index starting level, or you are otherwise unable or unwilling to hold the notes to maturity.

♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦    You seek current income from your investment.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Key Risks” on page 8 and “Risk Factors” on page S-3 of the prospectus supplement.

Final Terms

Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount	$10 per note
Term	18 months, unless earlier called.
Index	The S&P 500® Financials Index (Ticker: S5FINL) (the “index”)
Call Feature	The notes will be called if the official closing level of the index on any observation date is at or above the index starting level.
Observation Dates	On or about June 26, 2008, September 26, 2008, December 26, 2008, March 26, 2009, June 26, 2009 and September 25, 2009.
Call Settlement Dates	Three business days following the applicable observation date.
Return on Call Date
If the notes are called, on a call settlement date, investors will receive a cash payment per $10 principal amount note equal to the call price for the applicable observation date. The return on call date will be based upon an annualized return of 27.20%. The table below assumes an annualized return of 27.20%.

Observation Date	Return on Call Date Call Price (per $10.00)
June 25, 2008	6.80%	$10.68
September 25, 2008	13.60%	$11.36
December 26, 2008	20.40%	$12.04
March 26, 2009	27.20%	$12.72
June 25, 2009	34.00%	$13.40
Final Valuation Date	40.80%	$14.08
(September 25, 2009)
Payment at Maturity (per $10 note)
If the notes are not called and the official closing level of the index is not below the trigger level on any scheduled trading day during the observation period, you will receive a cash payment on the maturity date equal to $10 per $10 principal amount note.
If the notes are not called and the official closing level of the index is below the trigger level on any scheduled trading day during the observation period, you will receive a cash payment on the maturity date equal to:
$10 × (1 + index return);
In this case, you may lose all or a substantial portion of your principal, depending on how much the index declines.

Index Return	index ending level - index starting level index starting level
Trigger Level	172.79, representing 50% of the index starting level.
Observation Period	The period from, but excluding, the trade date to, and including, the final valuation date.
Index Starting Level	345.57, which represents the official closing level of the index on the trade date.
Index Ending Level	The official closing level of the index on the final valuation date.
Official Closing Level
The official closing level on any scheduled trading day during the observation period will be the closing level of the index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page “S5FINL<INDEX>”.

CUSIP / ISIN	40428H 599 / US40428H5990
________________________
1 HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the trading level of the index, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

Determining Payment at Maturity

Your notes are not fully principal protected. If the index return is negative and the official closing level of the index is below the trigger level on any scheduled trading day during the observation period, the contingent protection is lost and your principal amount will be fully exposed to any decline in the index.

What are the tax consequences of the notes?

You should carefully consider, among other things, the matters set forth in the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity included in the index.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the notes. Under one reasonable approach, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the index. We intend to treat the notes consistent with this approach, pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. Indeed, the risk that the notes would be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before the receipt of any cash) and short-term capital gain (even if held for a period longer than one year), is higher than with other non-principal-protected equity-linked securities. Alternatively, the securities could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in prospectus supplement.

If one or more of the entities included in the index are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Internal Revenue Code (the “Code”), it is possible that the notes will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Prospective investors in the notes should consult the offering documents for the entities included in the index and their tax advisors as to the possibility that one or more of the entities included in the index is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their notes.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the notes prior to the receipt of payments under the notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the notes could be subject to U.S. withholding tax in respect of the notes. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the index relative to its index starting level. We cannot predict the index ending level on the final valuation date or the official closing level of the index on any scheduled trading day during the observation period, including the observation dates. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the index. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 note on a hypothetical offering of the notes, with the following assumptions:

Investment term:	18 months (unless earlier called)

Hypothetical index starting level:	345.57

Hypothetical trigger level:	172.79 (50% of the index starting level)

Hypothetical returns on call dates and
call prices:

Observation Dates	Return on Call Date (based on a hypothetical return on call date of 24% per annum)	Call Price (based on a hypothetical return on call date of 24% per annum)
June 25, 2008	6.80%	$10.68
September 25, 2008	13.60%	$11.36
December 26, 2008	20.40%	$12.04
March 26, 2009	27.20%	$12.72
June 25, 2009	34.00%	$13.40
Final Valuation Date (on or about September 25, 2009)	40.80%	$14.08

Example 1—The index level closes below the trigger level on one or more scheduled trading days during the observation period prior to June 26, 2008 but it closes at 400.00 on June 25, 2008.

Because the official closing level of the index on the first observation date (June 25, 2008) is at or above the index starting level, the notes are automatically called at the applicable call price of $10.68 per note, representing a 6.80% return on the notes. Note that as long as the index closes at or above the index starting level on any of the six observation dates, the investor will receive the applicable call price, regardless of whether or not the index had closed below the trigger level on any exchange trading day during the observation period.

Example 2— The index level closes below the index starting level on the first five observation dates and it closes at 350.00 on the Final Valuation Date.

Because (i) the official closing level of the index on the first five observation dates are each below the index starting level and (ii) the official closing level of the index on the final observation date, which is the final valuation date, is at or above the index starting level, the notes are automatically called at the applicable call price of $14.08 per note, representing a 40.80% return on the notes.

Example 3— The index level closes below the index starting level on all six observation dates but never closes below the trigger level during the observation period and on the final valuation date it closes at 250.00.

Because the official closing level of the index on all six observation dates are each below the index starting level, the notes are not automatically called. Furthermore, because (i) the notes are not called and (ii) the trigger level is not breached on any scheduled trading day during the observation period, investors receive their principal at maturity.

Example 4— The index level closes below the index starting level on all six observation dates. In addition, the official closing level of the index is below the trigger level on one or more scheduled trading days during the observation period and it closes at 200.00 on the final valuation date.
The notes are never called, there is no principal protection and the index return is negative. Expressed as a formula:

index return = (200.00-345.57)/ 345.57 = -42.12%

payment at maturity = $10 x (100% + -42.12%) = $5.79

Because the official closing level of the index on all six observation dates are each below the index starting level, the notes are not automatically called. Furthermore, because the official closing level of the index is below the trigger level on at least one scheduled trading day during the observation period, the investor loses its contingent principal protection and is fully exposed to any decline in the index ending level relative to the index starting level on the final valuation date. Therefore the return on the securities is -42.12%. In this example, the investor would lose some of its principal amount at maturity.

If the index closes below the trigger level on any day during the observation period, investors are fully exposed to any decline of the index and could lose some or all of their principal at maturity.

Key Risks

An investment in the notes involves significant risks. Some of the risks that apply to the notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦
Contingent Principal Protection Only Applies if You Hold the Notes to Maturity - You should be willing to hold your notes to maturity. The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the index has appreciated since the trade date.

♦
Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment - Your principal amount will be protected only if the official closing level of the index is never below the trigger level on any scheduled trading day during the observation period. The notes differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your notes if the official closing level of the index is below the trigger level on any scheduled trading day during the observation period. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the index. Accordingly, you may lose up to 100% of your principal amount.

♦
Limited Return on the Notes -Your potential gain on a $10 principal amount note will be limited to the call price applicable for an observation date (less the $10 initial investment), regardless of the appreciation in the index, which may be significant. Similarly, because the determination of whether the notes will be called will be based on the official closing level of the index on a limited number of observation dates prior to the maturity date, and because, if the notes are not called, the index ending level will be based on the official closing level of the index on the last observation date (i.e., the final valuation date), your return may be adversely affected by a sudden or temporary decrease in the official closing level of the index on any or all of the observation dates. Conversely, you will not benefit from higher official closing levels of the index at any time during the term of the notes other than on the observation dates. As a result, you may receive a lower return on the notes than you would receive if you were to take a position in the stocks underlying the index or in contracts relating to the index.

♦
No Assurances of a Positive-Return Environment - While the notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your notes.

♦
Lack of Liquidity - The notes will not be listed on any securities exchange or quotation system. We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

♦
Reinvestment Risk - If your notes are called early, the holding period over which you would receive the per annum return of 27.20% could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following an early call.

♦	No Interest - As a holder of the notes, you will not receive interest payments.

♦
We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Financials Index - We are not affiliated with any of the companies whose stock is represented in the S&P 500® Financials Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the index or your notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Financials Index, and none of those companies will be involved in the offering of the notes in any way. Those companies will have no obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

♦	Credit of Issuer - An investment in the notes is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the notes.

♦
Your Investment is Concentrated in the U.S. Financial Services Sector - All of the securities included in the index are issued by companies whose primary lines of business are directly associated with the U.S. financial services sector.

♦
Impact of Fees on Secondary Market Prices - Generally, the price of the notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the notes.

♦
Owning the Notes is Not the Same as Owning the Stocks Underlying the Index -The return on your notes may not reflect the return you would realize if you actually owned the stocks included in the index. As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the index would have.

♦
Potentially Inconsistent Research, Opinions or Recommendations by HSBC - HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the notes. Any such research, opinions or recommendations could affect the value of the index or the stocks included in the index, and therefore, the market value of the notes.

♦
Potential Conflict of Interest - HSBC and its affiliates may engage in business with the issuers of the stocks comprising the index or the reference sponsor, which may present a conflict between the obligations of HSBC and you, as a holder of the notes. The calculation agent, which may be the issuer or any of its affiliates will determine the payment at maturity or on a call settlement date based on observed levels of the index in the market. The calculation agent can postpone the determination of the official closing level of the index on an observation date and the corresponding call settlement date if a market disruption exists on such observation date. Furthermore, the calculation agent can postpone the determination of the index ending level and the maturity date if a market disruption event exists on the final valuation date.

♦
Uncertain Tax Treatment - There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the index. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. However, because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. Under one approach, each note would be treated as a put option written by you (the “Put Option”) that permits us to “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option, and the Deposit would be treated as issued with original issue discount for U.S. federal income tax purposes, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit." Indeed, the risk that this characterization and treatment would prevail over the treatment of the notes as a pre-paid cash-settled executory contract (as described above) is greater than with other non-principal protected equity-linked notes. Alternatively, the notes could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts" in prospectus supplement. Certain of the entities included in the index could be treated as a "real estate investment trust" ("REIT"), partnership, trust, or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the notes will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the notes prior to the receipt of payments under the notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the notes could be subject to U.S. withholding tax in respect of the notes. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “Certain U.S. Federal Income Tax Considerations”.

Market Disruption Event

If an observation date or the final valuation date is not a scheduled trading day, then such observation date or the final valuation date, respectively, will be the next scheduled trading day. If a market disruption event (as defined below) exists on an observation date or the final valuation date, then such observation date or the final valuation date, respectively, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists on eight consecutive scheduled trading days, then that eighth scheduled trading day will be an observation date or the final valuation date (as applicable), and the official closing level on such observation date or the index ending level (as applicable) will be determined by means of the formula for and method of calculating the index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in the index (or a good faith estimate of the value of a stock in the index which is itself the subject of a market disruption event). If an observation date is postponed, then the corresponding call settlement date will also be postponed until the third business day following the postponed observation date. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date.

“Market disruption event” means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any stock included in the index or (B) in futures or options contracts relating to the index on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any stock included in the index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” means each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the index.

“Relevant exchange” means any primary exchange on which stocks then included in the index trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each stock then included in the index.

INDEX INFORMATION

This pricing supplement is not an offer to sell and it is not an offer to buy stocks comprising the index. All disclosures contained in this pricing supplement regarding the index, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the index or stocks comprising the index contained in this pricing supplement. You should make your own investigation into the index as well as stocks included in the index. The reference sponsor has no obligation to continue to publish, and may discontinue publication of, the index. The reference sponsor may discontinue or suspend the publication of the index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsor is accurate or complete. For more information, we urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The S&P 500® Financials Index

S&P publishes the S&P 500® Financials Index.

The S&P 500® Financials Index, a subset of the S&P 500® Index (“SPX”), is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. The index is a float-adjusted, capitalization-weighted index, which as of March 26, 2008 was composed of 92 companies, designed to effectively represent the performance of the U.S. financial services sector. As of March 26, 2008, the companies that make up the S&P 500® Financials Index represented approximately 16.6% of the market capitalization of the companies that make up the S&P 500® Index. The companies that make up the index account for a large percentage of the market capitalization of the U.S. financial services sector. The component companies of the S&P 500® Financials Index are selected on the basis of the Global Industry Classification Standard and represent the U.S. financial services sector’s diverse sub-sectors, such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs. A current list of the stocks that make up the S&P 500® Financials Index is available on the Standard & Poor’s website at w.ww.standardandpoors.com.

You can obtain the level of the S&P 500® Financials Index at any time from the Bloomberg Professional® service page “S5FINL <Index> <GO>” or from the S&P website at w.ww.standardandpoors.com.

S&P publishes the SPX.

The SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of March 26, 2008, 424 companies, or 84.8% of the constituents in the SPX, trade on the New York Stock Exchange (the “NYSE”) and 76 companies, or 15.2% of the constituents in the SPX, trade on The NASDAQ Global Select Market or the NASDAQ Global Market (collectively, the “NASDAQ”). S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of March 26, 2008, indicated in parenthesis: Industrials (56), Utilities (31), Telecommunication Services (9), Materials (28), Information Technology (71), Energy (36), Consumer Staples (39), Consumer Discretionary (87), Health Care (51) and Financials (92). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);
(ii)	the market values of all component stocks as of that time are aggregated;
(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;
(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);
(v)	the current aggregate market value of all component stocks is divided by the base value; and
(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,
•	the granting to shareholders of rights to purchase additional shares of stock,
•	the purchase of shares by employees pursuant to employee benefit plans,
•	consolidations and acquisitions,
•	the granting to shareholders of rights to purchase other securities of the company,
•	the substitution by S&P of particular component stocks in the SPX, and
•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

Information contained in the Standard & Poor’s website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the notes.

The securitiess are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P ha no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securiteis are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

The graph below illustrates the performance of the S&P 500® Financials Index from January 2, 1997 to March 26, 2008 as reported on the Bloomberg Professional® service. The historical levels of the index should not be taken as an indication of future performance.

The official closing level of the index on March 26, 2008 was 345.57.

Certain ERISA Considerations

We urge you to read and consult “Certain ERISA Considerations” section in the Prospectus Supplement.

Discontinuance or Modification of the Index

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable official closing level using the same general methodology previously used by such reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) an observation date on which the official closing level of the index is at or above the index starting level, (ii) the final valuation date or (iii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the index or a successor index, or the level thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of that index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the level of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a level of the index or successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc.

Events of Default and Acceleration

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in “Indicative Terms” in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated return of the index. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for the index will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement, which will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the notes. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the notes in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.